SECURIT 06005223 N

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 45657

SEC MAIL RECEIVED FEB 2 8 2006 WASH, D.C. 199 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BBVA Invetsments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5075 Westheimer Road, Suite 604 East
(No. and Street)

Houston, Texas 77056
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Salvador Puente 713-341-8232
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1201 Louisiana, Suite 2900, Houston, Texas 77002-5678
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 2 6 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Salvador Puente, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BBVA Investments, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PERLA ELIZABETH RUIZ
Notary Public
My Commission Expires
JULY 02, 2006

Signature

TREASURER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BBVA Investments, Inc.
Index
December 31, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1201 Louisiana
Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

Report of Independent Auditors

To the Stockholders and Directors of
BBVA Investments, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of BBVA Investments, Inc. ("The Company") at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplemental Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 24, 2006
Houston, Texas

BBVA Investments, Inc.
Statement of Financial Condition
December 31, 2005

Assets	
Cash and cash equivalents	$ 4,371,068
Deposits held by clearing brokers, restricted	356,522
Commission receivable from clearing brokers	173,335
Receivable from related party	150,374
Accounts receivable	1,240,641
Property and equipment, net	362,151
Other assets	77,705
	6,731,796
Liabilities and Stockholders' Equity	
Liabilities	
Accounts payable and accrued expenses	$ 268,570
Payable to clearing brokers	33,602
Taxes payable	120,861
Bonuses payable	1,047,561
Total liabilities	1,470,594
Commitments and Contingencies	
Shareholder's Equity	
Common stock, $1 par value; 2,000 shares authorized; 100 shares issued and outstanding	100
Additional paid-in capital	1,885,674
Retained earnings	3,375,428
Total stockholders' equity	5,261,202
Total liabilities and stockholders' equity	$ 6,731,796

The accompanying notes are an integral part of these financial statements.

BBVA Investments, Inc.
Statement of Operations
Year Ended December 31, 2005

Revenues	
Commission income	$ 5,805,962
Administrative and referral fees	2,762,001
Interest income	90,854
Other income	418,353
Total revenues	9,077,170
Expenses	
Employee compensation	4,086,595
Floor brokerage and clearing	414,570
Professional fees	655,353
Office overhead	200,434
Travel and entertainment	404,628
Communication	391,157
Depreciation and amortization	306,436
Other operating expenses	782,393
Total expenses	7,241,566
Income before provision for income taxes	1,835,604
Provision for income taxes	737,305
Net income	$ 1,098,299

The accompanying notes are an integral part of these financial statements.

BBVA Investments, Inc.
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at January 1, 2005	$ 100	$ 1,885,674	$ 2,277,129	$ 4,162,903
Net income			1,098,299	$ 1,098,299
Balances at December 31, 2005	$ 100	$ 1,885,674	$ 3,375,428	$ 5,261,202

The accompanying notes are an integral part of these financial statements.

BBVA Investments, Inc.
Statement of Cash Flows
Year Ended December 31, 2005

Cash flows from operating activities	
Net income	$ 1,098,299
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	306,436
(Increase) decrease in operating assets	
Deposits held by clearing brokers, restricted	(3,699)
Commission receivable from clearing brokers	134,553
Receivable from related party	(22,578)
Accounts receivable	363,422
Other assets	4,077
Increase (decrease) in operating liabilities	
Accounts payable and accrued expenses	66,020
Payable to clearing brokers	(26,146)
Taxes payable	51,932
Bonuses payable	274,815
Net cash provided by operating activities	2,247,131
Cash flows from investing activities	
Purchase of property and equipment	(292,088)
Net cash used in investing activities	(292,088)
Net increase in cash and cash equivalents	1,955,043
Cash and cash equivalents	
Beginning of year	2,416,025
End of year	$ 4,371,068
Supplemental disclosure of cash flow information	
Income taxes paid	$ 616,443

The accompanying notes are an integral part of these financial statements.

1. Organization and Significant Accounting Policies

The Company

BBVA Investments, Inc. ("Company" or "BI") is a broker-dealer registered under the Securities Exchange Act of 1934, and a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company was incorporated under the laws of New York State on January 11, 1993. The Company is 90% owned by BBVA Bancomer Holdings Corporation ("BHC"), which is a wholly owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A, ("Parent") in Spain. The Parent is wholly owned by Grupo Financiero BBVA ("BBVA"). The Company's primary business is brokerage of non-Mexican securities to Mexican customers and affiliates of the Parent and Mexican securities to U.S. institutional customers.

General

The books and records of the Company are maintained on an accrual basis of accounting. The Company does not carry customer accounts or hold funds or securities for customers, but operates as an introducing broker on a fully disclosed basis and forwards all transactions to two clearing brokers ("Clearing Brokers").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the financial statement date and the reported amounts of revenues and expenses during the reporting period. Since management's judgment involves making estimates concerning the likelihood of future events, the actual results could differ from those estimates.

Revenues

Commissions earned are related to customer's trading volume and dollar amounts of the trades. Commissions and clearance charges are recorded on a trade-date basis as securities transactions occur. The Company's securities transactions are settled by the Clearing Brokers.

Referral fees are recorded based on the monthly volume of activity referred to by the Company pursuant to agreements with an affiliate and a related party.

Cash and Cash Equivalents

Cash and cash equivalents include cash and all highly liquid investments with original maturities of 90 days or less.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. The cost of furniture is being depreciated over a five-year period on a straight-line basis. The cost of computer equipment is being depreciated over a three-year period on a straight-line basis. Trucks and autos are depreciated over a five year period using the straight-line method. Leasehold improvements are depreciated on the straight-line method over the lesser of the related lease terms or the estimated useful lives. Cost of maintenance and repairs is charged to expense. Cost and accumulated depreciation are removed from the accounts when assets are sold or retired, and the resulting gains and losses are included in operations.

Income Taxes
The Company's revenues and expenses are included in the consolidated tax return filed by BHC. The Company's tax calculations are made as if the Company prepared a separate tax return. Additionally, the Company records a tax benefit for net operating losses, if it is more likely than not, that such losses can be utilized in the consolidated return.

Deferred income tax assets and liabilities are computed annually for the differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change in deferred tax assets and liabilities during the period.

Fair Value of Financial Instruments
Due to their short-term nature, the carrying amounts of the Company's cash and cash equivalents, deposits held by clearing brokers, commission receivable from clearing brokers, receivable from related party, accounts receivable, accounts payable, accrued expenses, payable to clearing brokers, and payable to related party approximate their fair value.

2. Related-Party Transactions

Referral fees of $351,268 and commission income of $257,885 were earned for services provided to the Parent and related parties.

The Company's activities are substantially governed by the Parent, and the Company receives financial and administrative support from other related parties. Therefore, the financial condition and results of operations may not necessarily be indicative of those which would have resulted if the Company had been operated as an unaffiliated entity.

3. Deposits Held by Clearing Brokers

Under the terms of the clearing agreements between the Company and the Clearing Brokers, the Company is required to maintain a certain level of cash or securities on deposit with the Clearing Brokers. Should the Clearing Brokers suffer a loss due to a failure of a customer of the Company to complete a transaction, the Company is required to indemnify the Clearing Brokers. The Company has funds invested in a money market account on deposit with the Clearing Brokers to meet this requirement. As of December 31, 2005, there were no amounts owed to the Clearing Brokers by these customers.

4. Property and Equipment

The following is a summary of furniture and equipment as of December 31, 2005:

	Estimated Usable Life (In Years)	
Trucks and autos	5	$ 43,866
Leasehold improvements	5	99,317
Furniture and fixtures	5	281,778
Computer equipment	3	583,368
		1,008,329
Less: accumulated depreciation		646,178
Furniture and equipment, net		$ 362,151

5. Lease Agreements

The Company is committed with a related party under a sub- lease agreement for office space in Houston, Texas which expires in 2007. Approximate future minimum aggregate rentals under this lease is as follows:

Year Ended	
2006	$ 76,921
2007	30,648
	$ 107,569

Office rent expense for the year ended December 31, 2005, was $200,434

Employee Benefit Plan

The Company maintains a 401(k) plan whereby eligible employees may contribute up to 17% of their gross compensation (subject to Internal Revenue Code limitations). The Company matches 50% of each participant's contribution up to 6% of such participant's compensation. Contributions to this plan amounted to $35,346 in 2005.

Other Risks of Loss

During the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

6. Net Capital

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 ("Rule"), which requires the maintenance of a minimum net capital, as defined under such rule. This Rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $3,420,816 which was $3,319,356 in excess of the minimum requirement of $101,460. The Company's aggregate indebtedness to net capital ratio was 44.49 to1.

The Company is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii), as described in Schedule II.

7. Income Taxes

As of December 31, 2005, the Company did not have any deferred taxes.

Income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 35 percent to pretax income from continuing operations, as a result of the following:

Tax at U.S. statutory rate	$ 642,461
Reduction in income taxes resulting from	
Property and equipment Depreciation	90,005
Other	4,839
Income Tax Expense	$ 737,305

8. Concentration of Credit Risk and Off-Balance-Sheet Risk

The Company has cash deposited in financial institutions that, at times, exceeds the federally insured amount of $100,000. Management believes that the risk of loss is minimal.

The Company is engaged in various securities brokerage activities serving a diverse group of institutional investors in the United States and retail investors in Mexico. All of the Company's customer securities transactions are executed on a fully disclosed basis through the Clearing Brokers. Pursuant to the terms of the agreements between the Company and the Clearing Brokers, the Clearing Brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. The Company has market risk on its customers' buy and sell transactions. If customers do not fulfill their obligations, a gain or loss could be suffered equal to the difference between a customer's commitment and the market value of the underlying securities. The risk of default depends on the creditworthiness of the institutional customers. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company and the Clearing Brokers perform extensive due diligence with respect to each customer accepted to minimize the Company's risk. As the right to charge the Company has no maximum amount and applies to all trades executed through the Clearing Brokers, the Company believes there is no maximum amount assignable to this right. At December 31, 2005, the Company has recorded no liabilities with regard to the right. During 2005, the Company was not required to pay the Clearing Brokers any amounts for these guarantees.

The Company is further exposed to credit risk for commissions receivable from the Clearing Brokers. Such credit risk is generally limited to the amount of the prior month's commissions receivable.

9. Subordinated Liabilities

The Company had no subordinated liabilities at any time during the year ended December 31, 2005. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2005.

BBVA Investments, Inc.
Computation of Net Capital Pursuant to Securities and Exchange Commission Rule 15c3-1
December 31, 2005 — Schedule I

Stockholders' equity		$ 5,261,202
Deduct		
Nonallowable assets		
Property and equipment, net	$ 362,151	
Receivable from related party	$ 150,374	
Accounts receivable and other assets	1,320,731	
Total nonallowable assets	1,833,256	
Net capital before haircuts on securities position		3,427,946
Haircuts on securities		
Money market fund		7,130
Net capital		3,420,816
Computation of Net Capital Requirement Pursuant to SEC Rule 15c3-1		
Aggregate indebtedness (total liabilities)	1,521,896	
Minimum net capital requirement (the greater of 6-2/3% of aggregate indebtedness or $100,000)		101,460
Net capital in excess of minimum requirements		$ 3,319,356
Ratio of aggregate indebtedness to net capital		44.49%

Reconciliation with Company's computation (included in Part II of Form X-17A-5(a) as of December 31, 2005,

Net capital as reported by Company Part II unaudited FOCUS report as filed January 12, 2006.	$ 3,369,514
Audit adjustment to adjust tax provision	51,302
Net Capital per above	3,420,816

BBVA Investments, Inc.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission.

December 31, 2005 **Schedule II**

The Company is exempt from Rule 15c3-3 pursuant to provisions of subparagraph (k)(2)(ii).

Information Relating to Possession or Control Requirements Pursuant to Securities and Exchange Commission Rule 15c3-3

December 31, 2005 **Schedule III**

The company is exempt from the possession or control requirements under paragraph (k)(2)(ii) of Rule 15c3-3.

BBVA Investments, Inc.

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1201 Louisiana
Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5 – Broker/Dealer

To the Stockholders and Directors of BBVA Investments, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of BBVA Investments, Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to

achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2006
Houston, Texas

PRICEWATERHOUSECOOPERS

BBVA Investments, Inc.

Financial Statements and Supplemental Schedules
December 31, 2005